SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
(Rule 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c)
AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b) (Amendment No. )*
PENSON WORLDWIDE, INC.
(Name of Issuer)
COMMON STOCK
(Title of Class of Securities)
709600 10 0
(CUSIP Number)
Reporting Persons previously reported holdings on a Schedule 13(d). As of May 31, 2007, Reporting Persons no longer have board representation or are otherwise a member of a control group of the Issuer and beneficially own less than 10% of the Issuers Common Stock.
Reporting Persons therefore will be making all future filings on a Schedule 13(g).
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☑ Rule 13d-1(c)
☐ Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS: TCV V, L.P. See Item 2 for identification of the General Partner

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	5	SOLE VOTING POWER:

NUMBER OF		2,266,553 SHARES OF COMMON STOCK (A)

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0- SHARES OF COMMON STOCK

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,266,553 SHARES OF COMMON STOCK (A)

WITH:	8	SHARED DISPOSITIVE POWER:

-0- SHARES OF COMMON STOCK

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,266,553 SHARES OF COMMON STOCK (A)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

8.5%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
(A) Represents the total number of shares owned as of 9/25/07. Please see Item 4.

1	NAMES OF REPORTING PERSONS: TCV Member Fund, L.P. See Item 2 for identification of a General Partner

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	5	SOLE VOTING POWER:

NUMBER OF		43,110 SHARES OF COMMON STOCK (A)

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0- SHARES OF COMMON STOCK

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		43,110 SHARES OF COMMON STOCK (A)

WITH:	8	SHARED DISPOSITIVE POWER:

-0- SHARES OF COMMON STOCK

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

43,110 SHARES OF COMMON STOCK (A)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

Less than 1%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
(A) Represents the total number of shares owned as of 9/25/07. Please see Item 4.

1	NAMES OF REPORTING PERSONS: TECHNOLOGY CROSSOVER MANAGEMENT V, L.L.C. See Item 2 for identification of the Class A Members

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	5	SOLE VOTING POWER:

NUMBER OF		2,309,663 SHARES OF COMMON STOCK (A)

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0- SHARES OF COMMON STOCK

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,309,663 SHARES OF COMMON STOCK (A)

WITH:	8	SHARED DISPOSITIVE POWER:

-0- SHARES OF COMMON STOCK

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,309,663 SHARES OF COMMON STOCK (A)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

8.6%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO
(A) Represents the total number of shares owned as of 9/25/07. Please see Item 4.

1	NAMES OF REPORTING PERSONS: John L. Drew

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

U.S. Citizen

	5	SOLE VOTING POWER:

NUMBER OF		6,250 SHARES OF COMMON STOCK (B)

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,309,663 SHARES OF COMMON STOCK (A)

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		6,250 SHARES OF COMMON STOCK (B)

WITH:	8	SHARED DISPOSITIVE POWER:

2,309,663 SHARES OF COMMON STOCK (A)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,315,913 SHARES OF COMMON STOCK (A) (B)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

8.6%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(A) Represents the total number of shares owned as of 9/25/07. Please see Item 4.
(B) Includes options issued under the Penson Worldwide, Inc. 2000 Stock Incentive Plan and held directly by Mr. Drew which can be exercised for a total of 6,250 shares of Common Stock. TCMI, Inc. has a right to 100% of the pecuniary interest in such options. Please see Item 4.

1	NAMES OF REPORTING PERSONS: Jay C. Hoag

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

U.S. Citizen

	5	SOLE VOTING POWER:

NUMBER OF		-0- SHARES OF COMMON STOCK

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,309,663 SHARES OF COMMON STOCK (A)

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0- SHARES OF COMMON STOCK

WITH:	8	SHARED DISPOSITIVE POWER:

2,309,663 SHARES OF COMMON STOCK (A)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,309,663 SHARES OF COMMON STOCK (A)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

8.6%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(A) Represents the total number of shares owned as of 9/25/07. Please see Item 4.

1	NAMES OF REPORTING PERSONS: Richard H. Kimball

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

U.S. Citizen

	5	SOLE VOTING POWER:

NUMBER OF		-0- SHARES OF COMMON STOCK

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,309,663 SHARES OF COMMON STOCK (A)

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0- SHARES OF COMMON STOCK

WITH:	8	SHARED DISPOSITIVE POWER:

2,309,663 SHARES OF COMMON STOCK (A)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,309,663 SHARES OF COMMON STOCK (A)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

8.6%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(A) Represents the total number of shares owned as of 9/25/07. Please see Item 4.

1	NAMES OF REPORTING PERSONS: Jon Q. Reynolds, Jr.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

U.S. Citizen

	5	SOLE VOTING POWER:

NUMBER OF		-0- SHARES OF COMMON STOCK

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,309,663 SHARES OF COMMON STOCK (A)

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0- SHARES OF COMMON STOCK

WITH:	8	SHARED DISPOSITIVE POWER:

2,309,663 SHARES OF COMMON STOCK (A)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,309,663 SHARES OF COMMON STOCK (A)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

8.6%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(A) Represents the total number of shares owned as of 9/25/07. Please see Item 4.

1	NAMES OF REPORTING PERSONS: William J. G. Griffith IV

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

U.S. Citizen

	5	SOLE VOTING POWER:

NUMBER OF		-0- SHARES OF COMMON STOCK

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,309,663 SHARES OF COMMON STOCK (A)

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0- SHARES OF COMMON STOCK

WITH:	8	SHARED DISPOSITIVE POWER:

2,309,663 SHARES OF COMMON STOCK (A)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,309,663 SHARES OF COMMON STOCK (A)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

8.6%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(A) Represents the total number of shares owned as of 9/25/07. Please see Item 4.

1	NAMES OF REPORTING PERSONS: Henry J. Feinberg

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

U.S. Citizen

	5	SOLE VOTING POWER:

NUMBER OF		-0- SHARES OF COMMON STOCK

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,309,663 SHARES OF COMMON STOCK (A)

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0- SHARES OF COMMON STOCK

WITH:	8	SHARED DISPOSITIVE POWER:

2,309,663 SHARES OF COMMON STOCK (A)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,309,663 SHARES OF COMMON STOCK (A)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

8.6%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(A) Represents the total number of shares owned as of 9/25/07. Please see Item 4.

ITEM 1.
(a) NAME OF ISSUER: Pension Worldwide, Inc. (the “Company”)
(b) ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES: 1700 Pacific Avenue, Suite 1400, Dallas, Texas 75201
ITEM 2.
Set forth below is the following information with respect to each of the persons filing this Schedule 13G (together, the Filing Persons):
(a) name; (b) address of principal offices (if entity) or residence or business address (if individual); (c) citizenship (if individual) or jurisdiction of organization (if entity); (d) title of class of securities and (e) CUSIP number.
I.
(a) TCV V, L.P., a Delaware limited partnership. Technology Crossover Management V, L.L.C., a limited liability company (“TCM V”) is the General Partner of TCV V, L.P. The Managing Members of TCM V are Jay C. Hoag (“Hoag”), Richard H. Kimball (“Kimball”), John L. Drew (“Drew”), Jon Q. Reynolds, Jr. (“Reynolds”), William J. G. Griffith IV (“Griffith”) and Henry J. Feinberg (“Feinberg”) (Hoag, Kimball, Drew, Reynolds, Griffith and Feinberg are collectively referred to here in a the “Members”).
(b) 528 Ramona Street, Palo Alto, CA 94301

(c) Delaware

(d) Common Stock

(e) 45772G 10 5
II.
(a) TCV Member Fund, L.P., a Delaware limited partnership (“Member Fund”). TCM V is a General Partner of the Member Fund.

(b) 528 Ramona Street, Palo Alto, CA 94301

(c) Delaware

(d) Common Stock

(e) 45772G 10 5
III.
(a) Technology Crossover Management V, L.L.C., a Delaware limited liability company.

(b) 528 Ramona Street, Palo Alto, CA 94301

(c) Delaware

(d) Common Stock

(e) 45772G 10 5
IV.
(a) John L. Drew

(b) 528 Ramona Street, Palo Alto, CA 94301

(c) U.S. Citizen

(d) Common Stock

(e) 45772G 10 5
V.
(a) Jay C. Hoag

(b) 528 Ramona Street, Palo Alto, CA 94301

(c) U.S. Citizen

(d) Common Stock

(e) 45772G 10 5
VI.
(a) Richard H. Kimball

(b) 528 Ramona Street, Palo Alto, CA 94301

(c) U.S. Citizen

(d) Common Stock

(e) 45772G 10 5
VII.

(a) Jon Q. Reynolds, Jr.

(b) 528 Ramona Street, Palo Alto, CA 94301

(c) U.S. Citizen

(d) Common Stock

(e) 45772G 10 5
VIII.
(a) William J. G. Griffith IV

(b) 528 Ramona Street, Palo Alto, CA 94301

(c) U.S. Citizen

(d) Common Stock

(e) 45772G 10 5
IX.
(a) Henry J. Feinberg

(b) 528 Ramona Street, Palo Alto, CA 94301

(c) U.S. Citizen

(d) Common Stock

(e) 45772G 10 5
ITEM 3.
Not Applicable
ITEM 4.
(a), (b) and (c) This Schedule 13G shall not be construed as an admission that any Filing Person is, either for purposes of Section 13(d) or 13(g) of the Act or for other purposes, the beneficial owner of any Common Stock disclosed in this Schedule 13G. The aggregate number and percentage of the class of securities identified pursuant to Item 1 of this Schedule 13G that, pursuant to Rule 13d-3, may be deemed to be beneficially owned by each Filing Person are as follows:

	Common Stock
	Beneficially Owned on			Dispositive
Filing Person	9/25/07	% of Class (1) as of 9/25/07	Voting Power	Power
TCV V, L.P.	2,266,553	8.5%	sole	sole
Member Fund	43,110	Less than 1%	sole	sole
TCM V	2,309,663	8.6%	sole	sole
Drew	2,315,913	8.6%	shared/sole	shared/sole
Hoag	2,309,663	8.6%	shared	shared
Kimball	2,309,663	8.6%	shared	shared
Reynolds	2,309,663	8.6%	shared	shared
Griffith	2,309,663	8.6%	shared	shared
Feinberg	2,309,663	8.6%	shared	shared

(1)	All percentages in this table are based on the 26,782,581 shares of Common Stock of the Company outstanding as of August 9, 2007, as reported in the Company’s most Form 10-Q filed with the Securities and Exchange Commission on August 14, 2007.
Each of TCV V, L.P. and Member Fund (collectively the “TCV Funds”) has the sole power to dispose or direct the disposition of the shares by the TCV Funds and has the sole power to direct the voting of its respective shares held by the TCV Funds. TCM V, as a general partner of the TCV Funds, may also be deemed to have the sole power to dispose or direct the disposition of the shares and held by the TCV Funds and have the sole power to direct the vote of the shares held by the TCV Funds. TCM V disclaims beneficial ownership of such securities except to the extent of its pecuniary interest therein.
Each of the Members is (i) a Class A Member of TCM V and (ii) a limited partner of Member Fund. Under the operating agreement of TCM V, the Members have the shared power to dispose or direct the disposition of the shares held by TCV Funds and the shared power to direct the vote of the shares held by the TCV Funds. Each of the Members disclaims beneficial ownership of the securities owned by TCV Funds except to the extent of their pecuniary interest therein.
Mr. Drew has the sole power to dispose and direct the disposition of the shares received upon exercise of his options issued under the Company’s 2000 Stock Incentive Plan that he owns directly and the sole power to direct the vote of the shares received upon exercise of his options, however, TCMI, Inc. has a right to 100% of the pecuniary interest in such options and shares to be received upon exercise of such options.
Except as set forth in this Item 4(a) — (c), each of the Filing Persons disclaims beneficial ownership of any Common Stock owned beneficially or of record by any other Filing Person.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.
ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON
Not Applicable.
ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY
Not Applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
This Schedule 13G is being filed jointly pursuant to Rule 13d-1(k). As a result of the relationships among the Filing Persons described herein, some or all of the Filing Persons may be deemed to comprise a “group” within the meaning of Section 13 and the Rules promulgated thereunder. However, the Filing Persons deny such group status.
ITEM 9. NOTICE OF DISSOLUTION OF GROUP
Not Applicable.
ITEM 10. CERTIFICATION
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1	Joint Filing Agreement

Exhibit 2	Statement Appointing Designated Filer and Authorized Signatories dated May 1, 2006 (incorporated by reference from Exhibit 4 to the Schedule 13D/A relating to the common stock of Capella Education Company filed on November 22, 2006)

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: September 26, 2007
TCV V, L.P.
a Delaware Limited Partnership

By:	/s/ Carla S. Newell
Carla S. Newell, Authorized Signatory

TCV MEMBER FUND, L.P.
a Delaware Limited Partnership

By:	/s/ Carla S. Newell
Carla S. Newell, Authorized Signatory

TECHNOLOGY CROSSOVER MANAGEMENT V, L.L.C.
a Delaware Limited Liability Company

By:	/s/ Carla S. Newell
Carla S. Newell, Authorized Signatory

JOHN L. DREW

By:	/s/ Carla S. Newell
Carla S. Newell, Authorized Signatory

JAY C. HOAG

By:	/s/ Carla S. Newell
Carla S. Newell, Authorized Signatory

RICHARD H. KIMBALL

By:	/s/ Carla S. Newell
Carla S. Newell, Authorized Signatory

JON Q. REYNOLDS, JR.

By:	/s/ Carla S. Newell
Carla S. Newell, Authorized Signatory

WILLIAM J. G. GRIFFITH IV

By:	/s/ Carla S. Newell
Carla S. Newell, Authorized Signatory

HENRY J. FEINBERG

By:	/s/ Carla S. Newell
Carla S. Newell, Authorized Signatory

EXHIBIT 1
JOINT FILING AGREEMENT
In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Filing Persons (as such term is defined in the Schedule 13G referred to below) on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the common stock, par value $0.01 per share, of Penson Worldwide Inc., a Delaware corporation, and that this Agreement may be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.
IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of the 26th day of September, 2007.

TCV V, L.P.
a Delaware Limited Partnership

By:	/s/ Carla S. Newell Carla S. Newell, Authorized Signatory

TCV MEMBER FUND, L.P.
a Delaware Limited Partnership

By:	/s/ Carla S. Newell Carla S. Newell, Authorized Signatory

TECHNOLOGY CROSSOVER MANAGEMENT V, L.L.C.
a Delaware Limited Liability Company

By:	/s/ Carla S. Newell Carla S. Newell, Authorized Signatory

JOHN L. DREW

By:	/s/ Carla S. Newell Carla S. Newell, Authorized Signatory

JAY C. HOAG

By:	/s/ Carla S. Newell Carla S. Newell, Authorized Signatory

RICHARD H. KIMBALL

By:	/s/ Carla S. Newell Carla S. Newell, Authorized Signatory

JON Q. REYNOLDS, JR.

By:	/s/ Carla S. Newell Carla S. Newell, Authorized Signatory

WILLIAM J. G. GRIFFITH IV

By:	/s/ Carla S. Newell Carla S. Newell, Authorized Signatory

HENRY J. FEINBERG

By:	/s/ Carla S. Newell Carla S. Newell, Authorized Signatory